October 21, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, DC 20549

Re:	Color Accents Holdings, Inc. Registration Statement on Form S-l Filed September 17, 2008 File No. 333-153536

Dear Mr. Shuman:

We represent Color Accents Holdings, Inc, (the “Company” or “Color Accents”).  We are in receipt of your letter dated October 14, 2008 regarding the above referenced filing, the following are our responses.

Prospectus Cover Page

1.
A cover page conforming to the requirements of Item 501 of Regulation S-K must be the first page of the prospectus. The table of contents must immediately follow a one-page prospectus cover. Please reorganize the cover page and table of contents accordingly.

Answer:	The cover page has been updated to conform to the requirements of Item 501 of Regulation S-K. The table of contents immediately follows the one-page prospectus cover.

Prospectus Summary, page 1

2.
Please revise the first sentence of your "About Our Company" section to disclose that you are a development stage company that has not realized any revenues and that has had limited operations to date. Further, please disclose that from April 28, 2008 (inception) to July 31, 2008, you have incurred accumulated net losses of $24,411 and that based on your financial history since inception, your independent auditor has expressed doubt as to your ability to continue as a going concern.

Answer:
The “About Our Company” section has been revised to disclose that the Company is in its development stage and has not realized any revenues and has had limited operations to date.  Further, we have disclosed that the Company’s independent auditor has expressed doubt about the Company being a going concern because of incurred net losses of $24,411 from inception to July 31, 2008.

3.
Please revise the "About Our Company" section to provide a more complete overview of the business model you plan to follow and to provide an overview of what has been accomplished and what remains to be accomplished to develop a viable, sustainable business. Concisely describe the business plan you propose to implement in order for the company to generate revenues. Please disclose what you must accomplish to begin providing "total interior design, color analysis, and home staging," and explain how and when you expect to sell your products or services. Briefly describe the material steps you must take to reach operational status, as well as estimated costs. Please identify your target markets and explain how you intend to market your services. The overview of your business requested by this comment will better introduce investors to your company. The response to this comment should be concise. Reasonably detailed discussions of the topics introduced in the summary should be provided in the appropriate sections of the body of the prospectus.

Answer:
The “About Our Company” section has been revised to provide a more complete overview of the business model the Company plans to follow and to provide an overview of what has been accomplished and what remains to be accomplished to develop a viable sustainable business.

4.
Please revise your disclosure about your corporate history in your "About Our Company" section to include that in your stock purchase agreement and share exchange with Color Accents, Inc., you issued 6,527,500 common shares in exchange for 100% of the issued and outstanding shares of Color Accents, Inc.

Answer:
The “About Our Company” section has been revised to include disclosure about the issuance of the 6,527,500 common shares in exchange for 100% of the issued and outstanding shares of Color Accents, Inc.

5.	Please provide a section in your summary that introduces potential investors to your management and summarizes the background of management in the business that the company intends to compete.

Answer:	A section has been added that introduces potential investors to the Company’s management and summarizes the background of management in the business that the Company intends to compete.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Capital Resources and Liquidity

6.
You state that your cash position may not be significant enough to support your daily operations. Please disclose the current monthly or quarterly rate at which you use cash in your operations. Discuss whether this rate of cash usage is expected to increase over the next 12 months. In quantitative terms, disclose your estimate of the minimum amount of capital you need to fund expected operations over the next 12 months, including your expenses as a public company. Discuss how you plan to obtain capital resources in that amount, and describe the potential impact on you if you are unable to obtain such funds. Please also revise your appropriate risk factor disclosure on page 3 to provide quantitative information regarding your estimated needs for capital during a minimum of 12 months following the date of the prospectus. See Item 303(a)(l) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for more guidance.

Answer:
The Company has revised this disclosure in both this section and in the risk factor to indicate that the Company believes it currently has enough cash on hand for the next twelve months and that while there are currently no plans for expansion, management would require additional capital if the Company were to expand.  This section has also been revised to provide quantitative information regarding the capital needs during the next twelve months.

7.
You state both in this section and on risk factors on page 3 that you intend to raiseadditional funds by way of a public or private offering of equity or debt securities. In your risk factors disclosure, you further state that if you are unable to obtain financing on reasonable terms, you could be forced to delay expansion. Provide a more detailed disclosure regarding the timing with respect to your capital needs and disclose the modifications to your business plan that you believe you will be required to make if you are unable to secure funding.

Answer:
As set forth in response to comment 6, the disclosure has been revised to clarify that the Company believes it will not need to raise additional funds for its operations during the next 12 months. However, the risk factor to indicate that if management decides to expand or has unforeseen expenses the Company may require additional funds by way of public or private offering.

Directors. Executive Officers. Promoters and Control Persons, page 13

8.
We note that Irv Pyun executed the registration statement. In your response letter, explain whether you consider Irv Pyun an executive officer, as that term is defined in Rule 405. Tell us whether you consider Mr. Pyun a "significant employee" as that term is used in Item 401 of Regulation S-K.  Finally, provide your analysis of whether Mr. Pyun is a "promoter or control person." If applicable, expand this section to include information responsive to Item 401 of  Regulation S-K with respect to Mr. Pyun.

Answer:
The Company has reviewed Rule 405 and has determined that Irv Pyun is not an executive officer as the term is defined in such rule based upon the fact that Mr Pyun does not perform any policy making functions nor is he in charge of a principal business unit.  Further, Mr Pyun is not a “significant employee” as the term is defined in Item 401 of Regulation S-K since his duties  currently consist of administrative functions.  In addition, based upon his limited administrative responsibilities and lack of share ownership in the Company, Mr. Pyun is not deemed a “promoter or control person” of the Company.

Item 17. Undertakings, page II-3

9.
Please provide the undertaking set forth in Item 512(h) of Regulation S-K. In this respect, we presume that you plan to request acceleration of the effective date at a future time, and advise you that the referenced undertaking must be provided prior to the desired effective date.

Answer:	The undertaking set forth in Item 512(h) of Regulation S-K has been provided.

Signatures

10.
Form S-1 requires that the registration statement must be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and by at least a majority of the board of directors. Diane Pyun signed on behalf of the registrant, but not in her capacity as president, chief financial officer, principal accounting officer, and (sole) director. Please amend the signature page, under the Power of Attorney section, to include Diane Pyun, her titles, and date of signature.

Answer:	The signature page has been amended under the Power of Attorney section to include Diane Pyun, her titles, and date of signature.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/Gregg E. Jaclin
Gregg E. Jaclin